GOLDCORP INC.

NEWS RELEASE

GOLDCORP ANNOUNCES QUARTERLY DIVIDEND
A GOLD STOCK WITH A YIELD
RETURNING VALUE TO SHAREHOLDERS

Toronto, March 8, 2002 – GOLDCORP INC. (GG:NYSE; G:TSE) is pleased to declare its first quarterly dividend payment for 2002 of US$0.05 per share. Shareholders of record on the close of business March 15, 2002 will be entitled to receive payment of the dividend. The payable date will be March 21.

Goldcorp has previously announced its intention to pay US$0.20 in total dividends for 2002, through four quarterly dividend payments of US$0.05, and in doing so is pleased to be able to regularly return value to shareholders. Based on yesterday’s closing share price the anticipated 2002 payment represents a yield of 1.3%, which is one of the highest among North American gold companies.

In 2001, Goldcorp was the most profitable North American gold company, on a per share basis. Its Red Lake mine is believed to be the richest gold mine in the world. The company is in excellent financial condition, with no debt and positive free cash flow and earnings. Goldcorp is North America’s largest unhedged gold company, which allows its shareholders to participate fully in a rising gold price environment. Goldcorp is listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively.

For further information, please contact:

Chris Bradbrook Vice President, Corporate Development Telephone: (416) 865-0326 Facsimile: (416) 361-5741 email: cbradbrook@goldcorp.com General enquiries: (800) 813-1412 (Canada and United States)	Corporate Office: Goldcorp Inc. 145 King Street, West, Suite 2700 Toronto, Ontario Canada M5H 1J8 email: info@goldcorp.com website: www.goldcorp.com